Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-126811 May 9, 2007

iPath Exchange Traded Notes

iPATHSM DOW JONES – AIG COMMODITY

INDEX TOTAL RETURNSM ETN

iPath Exchange Traded Notes (ETNs) are unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or early redemption,1 based on the performance of the index less investor fees. The iPathSM Dow Jones–AIG Commodity Index Total ReturnSM ETN offers investors cost-effective and tax-efficient investment in broad-based commodities as measured by the Dow Jones–AIG Commodity Index Total ReturnSM (the “Index”).

NOTE DETAILS

Ticker	DJP
Intraday indicative value ticker	DJP.IV
Bloomberg index ticker	DJAIGTR
CUSIP	06738C778
Primary exchange	NYSE
Yearly fee	0.75	%*
Inception date	06/06/06
Maturity date	06/12/36
Index	Dow Jones–AIG Commodity Index Total ReturnSM

*	The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations†
S&P Rating	AA
Moody’s Rating	Aa1

†

The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX COMMODITY GROUPS

Source: Dow Jones and AIG Financial Products Corp., as of 3/31/07. Subject to change. For current commodity group weightings, please go to www.iPathETN.com.

INDEX CORRELATIONS

Dow Jones–AIG Commodity Index Total ReturnSM	1.00
S&P GSCITM Total Return Index	0.88
S&P GSCITM Crude Oil Total Return Index	0.72
S&P 500® Index	0.09
Lehman U.S. Aggregate Index	0.02
MSCI EAFE Index	0.23

Sources: Dow Jones and AIG Financial Products Corp., S&P, Lehman Brothers, MSCI, Bloomberg (3/92-3/07) based on monthly returns.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 3/31/07)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED††
Dow Jones-AIG Commodity Index Total ReturnSM	9.39	8.16	14.46	13.43
S&P GSCITM Total Return Index	-9.41	6.14	12.82	21.91
S&P GSCITM Crude Oil Total Return Index	-18.10	8.77	19.16	28.42
S&P 500® Index	11.83	10.06	6.27	12.29
Lehman U.S. Aggregate Index	6.59	3.31	5.35	3.73
MSCI EAFE Index	20.20	19.83	15.78	13.06

Sources: Dow Jones and AIG Financial Products Corp., S&P, Lehman Brothers, MSCI, Bloomberg.

††	Based on monthly returns, calculated for time period of 3/31/02-3/31/07.

Index returns are for illustrative purposes only and do not represent actual iPath ETNs performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETNs performance, go to www.ipathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

1.

Investors may redeem at least 50,000 units of the iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPATHSM DOW JONES-AIG COMMODITY INDEX TOTAL RETURNSM ETN

The Dow Jones–AIG Commodity Index Total ReturnSM was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index was created using the following four main principles as goals: economic significance (as measured by liquidity data and dollar-weighted production data of a particular commodity), diversification, continuity and liquidity. The Index currently is composed of the prices of 19 exchange traded futures contracts on physical commodities.

TOP TEN CONTRACTS INCLUDED IN THE DOW JONES–AIG COMMODITY INDEX TOTAL RETURNSM FOR 2007*

COMMODITY	TICKER	2007 REFERENCE PRICE DOLLAR WEIGHTING	TRADING FACILITY	COMMODITY GROUP
Oil-WTI crude oil	CL	12.72%	NYM	Energy
Natural gas	NG	12.55%	NYM	Energy
Soybeans	S	7.75%	CBT	Agriculture
Gold	GC	6.83%	CMX	Precious metals
High-grade primary aluminum	IA	6.80%	LME	Industrial metals
Copper	HG	6.19%	COMEX	Industrial metals
Cattle-live	LC	6.14%	CME	Livestock
Corn	C	5.62%	CBT	Agriculture
Wheat-Chicago	W	4.72%	CBT	Agriculture
Unleaded gas (RBOB)	RB	3.94%	NYM	Energy

*	As of January 2007 rebalancing. Source: Dow Jones and AIG Financial Products Corp., NYM–NYMEX Division New York Mercantile Exchange, CBT–Chicago Board of Trade, CME–Chicago Mercantile Exchange, LME–London Mercantile Exchange, CMX–COMEX Division–New York Mercantile Exchange.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.ipathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones–AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4439-iP-0407 511-17SP-4/07

Not FDIC Insured • No Bank Guarantee • May Lose Value

BCY-M-501-03007